

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2011

Qingqing Wu
Chief Executive Officer
VLOV, Inc.
11/F., Xiamen Guanyin Shan International Commercial Operation Centre
A3-2 124
Hubin Bei Road, Siming District, Xiamen, Fujian Province
People's Republic of China

> **Re:** **VLOV, Inc.**
> **Response letter submitted March 1, 2011, relating to**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed January 28, 2011**
> **File No. 333-163803**

Dear Mr. Wu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Planned Transfer to China Dong Rong, page 34

1.   We note your response to comment one in our letter dated February 15, 2011. Please revise the filing to clarify how the transfer is to be completed prior to the sale. For example, if delays prevent the transfer of all sales contracts and other assets into the foreseeable future, it is unclear what effect that would have on your "Planned Transfer" and reorganization. Also, please revise to clarify how either the transfer or sale could be delayed.

2.   We note your response to comment three in our letter dated February 15, 2011 and statements that "[t]he Company will amend its Registration Statement immediately prior to its becoming effective." Please note that we may have further comment.

3.   In this regard, your revised risk factor addressing potential risks of a failure to complete registration should (a) clarify, if true, that an inability "to enforce the security interests granted under the equity pledge agreement" could result in the loss of your assets, explaining the extent of such loss, and (b) state those circumstances that could require you to de-consolidate the PRC operations (e.g., a dispute between the registrant and the entities or persons with control of PRC operations).

You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director